 Exhibit 99.2
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
	Three months ended March 31
($ millions)	2024	2023
Revenues and Other Income

Gross revenues (note 4)	13 305	12 272

Less: royalties	(924)	(358)

Other income (note 5)	148	342
	12 529	12 256
Expenses

Purchases of crude oil and products	4 358	4 069

Operating, selling and general	3 440	3 424

Transportation and distribution	410	391

Depreciation, depletion, amortization and impairment	1 628	1 516

Exploration	59	42

Gain on disposal of assets (note 11)	(3)	(314)

Financing expenses (note 7)	417	414
	10 309	9 542
Earnings before Income Taxes	2 220	2 714
Income Tax Expense (Recovery)

Current	649	738

Deferred	(39)	(76)
	610	662
Net Earnings	1 610	2 052
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	(16)	52

Items That Will Not be Reclassified to Earnings:

Actuarial gain on employee retirement benefit plans, net of income taxes (note 13)	399	42
Other Comprehensive Income	383	94
Total Comprehensive Income	1 993	2 146
Per Common Share (dollars) (note 8)

Net earnings – basic and diluted	1.25	1.54

Cash dividends	0.55	0.52
See accompanying notes to the condensed interim consolidated financial statements.
36   2024 First Quarter   Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)	March 31 2024	December 31 2023
Assets

Current assets

Cash and cash equivalents	2 464	1 729

Accounts receivable	6 651	5 735

Inventories	5 356	5 365

Income taxes receivable	399	980
Total current assets	14 870	13 809

Property, plant and equipment, net	67 003	67 650

Exploration and evaluation	1 758	1 758

Other assets	2 008	1 710

Goodwill and other intangible assets	3 510	3 528

Deferred income taxes	79	84
Total assets	89 228	88 539
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	721	494

Current portion of long-term lease liabilities	378	348

Accounts payable and accrued liabilities	7 734	7 731

Current portion of provisions	964	983

Income taxes payable	19	41
Total current liabilities	9 816	9 597

Long-term debt (note 7)	11 295	11 087

Long-term lease liabilities	3 555	3 478

Other long-term liabilities	1 139	1 488

Provisions (note 12)	11 026	11 610

Deferred income taxes	8 089	8 000

Equity	44 308	43 279
Total liabilities and shareholders’ equity	89 228	88 539
See accompanying notes to the condensed interim consolidated financial statements.
2024 First Quarter   Suncor Energy Inc.   37

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended March 31
($ millions)	2024	2023
Operating Activities

Net Earnings	1 610	2 052

Adjustments for:

Depreciation, depletion, amortization and impairment	1 628	1 516

Deferred income tax recovery	(39)	(76)

Accretion (note 7)	145	133

Unrealized foreign exchange loss on U.S. dollar denominated debt (note 7)	220	3

Change in fair value of financial instruments and trading inventory	30	30

Gain on disposal of assets (note 11)	(3)	(314)

Share-based compensation	(374)	(203)

Settlement of decommissioning and restoration liabilities	(123)	(133)

Other	75	(6)

Increase in non-cash working capital	(382)	(1 963)
Cash flow provided by operating activities	2 787	1 039
Investing Activities

Capital and exploration expenditures	(1 311)	(1 086)

Capital expenditures on assets held for sale	—	(42)

Acquisitions, net of cash acquired (note 11)	—	(712)

Proceeds from disposal of assets (note 11)	8	737

Other investments	(1)	(19)

Increase in non-cash working capital	(31)	(119)
Cash flow used in investing activities	(1 335)	(1 241)
Financing Activities

Net increase in short-term debt	221	962

Repayment of long-term debt	—	(5)

Lease liability payments	(98)	(82)

Issuance of common shares under share option plans	130	36

Repurchase of common shares (note 9)	(293)	(874)

Distributions relating to non-controlling interest	(4)	(4)

Dividends paid on common shares	(702)	(690)
Cash flow used in financing activities	(746)	(657)
Increase (Decrease) in Cash and Cash Equivalents	706	(859)

Effect of foreign exchange on cash and cash equivalents	29	7

Cash and cash equivalents at beginning of period	1 729	1 980
Cash and Cash Equivalents at End of Period	2 464	1 128
Supplementary Cash Flow Information

Interest paid	136	159

Income taxes paid	25	1 231
See accompanying notes to the condensed interim consolidated financial statements.
38   2024 First Quarter   Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	2 052	2 052	—

Foreign currency translation adjustment	—	—	52	—	52	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $12	—	—	—	42	42	—
Total comprehensive income	—	—	52	2 094	2 146	—

Issued under share option plans	35	1	—	—	36	832

Repurchase of common shares for cancellation (note 9)	(334)	—	—	(540)	(874)	(19 936)

Change in liability for share repurchase commitment	(20)	—	—	(21)	(41)	—

Share-based compensation	—	5	—	—	5	—

Dividends paid on common shares	—	—	—	(690)	(690)	—
At March 31, 2023	21 938	577	1 026	16 408	39 949	1 318 367
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	1 610	1 610	—

Foreign currency translation adjustment	—	—	(16)	—	(16)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $126 (note 13)	—	—	—	399	399	—
Total comprehensive income	—	—	(16)	2 009	1 993	—

Issued under share option plans	151	(21)	—	—	130	3 352

Repurchase of common shares for cancellation (note 9)	(108)	—	—	(185)	(293)	(6 438)

Change in liability for share repurchase commitment (note 9)	(25)	—	—	(77)	(102)	—

Share-based compensation	—	3	—	—	3	—

Dividends paid on common shares	—	—	—	(702)	(702)	—
At March 31, 2024	21 679	551	1 032	21 046	44 308	1 287 014
See accompanying notes to the condensed interim consolidated financial statements.
2024 First Quarter   Suncor Energy Inc.   39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2023.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2023.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. NEW IFRS STANDARDS
(a) Adoption of New IFRS Standards
In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The company adopted the amendments on the effective date January 1, 2024, and there was no material impact to the consolidated financial statements as a result of the initial application.
In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The company adopted the amendments on the effective date January 1, 2024, and there was no impact to the consolidated financial statements as a result of the initial application.
40   2024 First Quarter   Suncor Energy Inc.

4. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and Other Income

Gross revenues	4 938	4 384	765	734	7 603	7 156	(1)	(2)	13 305	12 272

Intersegment revenues	1 984	1 683	—	—	10	17	(1 994)	(1 700)	—	—

Less: Royalties	(782)	(272)	(142)	(86)	—	—	—	—	(924)	(358)
Operating revenues, net of royalties	6 140	5 795	623	648	7 613	7 173	(1 995)	(1 702)	12 381	11 914

Other income	55	115	6	32	74	156	13	39	148	342
	6 195	5 910	629	680	7 687	7 329	(1 982)	(1 663)	12 529	12 256
Expenses

Purchases of crude oil and products	629	408	—	—	5 588	5 354	(1 859)	(1 693)	4 358	4 069

Operating, selling and general	2 482	2 421	141	133	618	650	199	220	3 440	3 424

Transportation and distribution	292	270	25	21	103	109	(10)	(9)	410	391

Depreciation, depletion, amortization and impairment	1 185	1 138	170	127	244	220	29	31	1 628	1 516

Exploration	57	35	2	7	—	—	—	—	59	42

Gain on disposal of assets	—	—	—	(1)	—	(11)	(3)	(302)	(3)	(314)

Financing expenses	179	161	17	18	20	14	201	221	417	414
	4 824	4 433	355	305	6 573	6 336	(1 443)	(1 532)	10 309	9 542
Earnings (Loss) before Income Taxes	1 371	1 477	274	375	1 114	993	(539)	(131)	2 220	2 714

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	649	738

Deferred	—	—	—	—	—	—	—	—	(39)	(76)
	—	—	—	—	—	—	—	—	610	662
Net Earnings	—	—	—	—	—	—	—	—	1 610	2 052
Capital and Exploration Expenditures(1)	995	810	142	138	168	125	6	13	1 311	1 086

(1)
Excludes capital expenditures related to assets previously held for sale of  $42 million for the three months ended March 31, 2023.

2024 First Quarter   Suncor Energy Inc.   41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities:
Three months ended March 31	2024			2023
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 860	—	4 860	4 832	—	4 832

Bitumen	2 062	—	2 062	1 235	—	1 235
	6 922	—	6 922	6 067	—	6 067
Exploration and Production

Crude oil and natural gas liquids	609	156	765	458	271	729

Natural gas	—	—	—	—	5	5
	609	156	765	458	276	734
Refining and Marketing

Gasoline	2 990	—	2 990	2 818	—	2 818

Distillate	3 961	—	3 961	3 786	—	3 786

Other	662	—	662	569	—	569
	7 613	—	7 613	7 173	—	7 173
Corporate and Eliminations
	(1 995)	—	(1 995)	(1 702)	—	(1 702)
Total Revenue from Contracts with Customers	13 149	156	13 305	11 996	276	12 272
5. OTHER INCOME
Other income consists of the following:
	Three months ended March 31
($ millions)	2024	2023
Energy trading and risk management	56	279

Investment and interest income	39	59

Insurance proceeds and other	53	4
	148	342
6. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended March 31
($ millions)	2024	2023
Equity-settled plans	3	5

Cash-settled plans	156	96
	159	101
42   2024 First Quarter   Suncor Energy Inc.

7. FINANCING EXPENSES
	Three months ended March 31
($ millions)	2024	2023
Interest on debt	181	197

Interest on lease liabilities	56	46

Capitalized interest	(74)	(58)
Interest expense	163	185

Interest on partnership liability	12	12

Interest on pension and other post-retirement benefits	6	6

Accretion	145	133

Foreign exchange loss on U.S. dollar denominated debt	220	3

Operational foreign exchange and other	(129)	75
	417	414
8. EARNINGS PER COMMON SHARE
	Three months ended March 31
($ millions)	2024	2023
Net earnings	1 610	2 052
(millions of common shares)
Weighted average number of common shares	1 288	1 329

Dilutive securities:

Effect of share options	2	2
Weighted average number of diluted common shares	1 290	1 331
(dollars per common share)
Basic and diluted earnings per share	1.25	1.54
9. NORMAL COURSE ISSUER BID
During the first quarter of 2024, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 26, 2024, and ending February 25, 2025, Suncor may purchase for cancellation up to 128,700,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 12, 2024. As at February 12, 2024, Suncor had 1,287,461,183 common shares issued and outstanding.
During the first quarter of 2024, the company repurchased 3.4 million common shares under the previous 2023 NCIB and 3.0 million under the 2024 renewed NCIB at an average price of $45.53 per share, for a total repurchase cost of $293 million.
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which was equal to approximately 10% of Suncor’s issued and outstanding common shares.
During the first quarter of 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 11.6 million under the 2023 renewed NCIB at an average price of $43.85 per share, for a total repurchase cost of $874 million.
2024 First Quarter   Suncor Energy Inc.   43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the share repurchase activities during the period:
	Three months ended March 31
($ millions, except as noted)	2024	2023
Share repurchase activities (thousands of common shares)

Shares repurchased	6 438	19 936
Amounts charged to:

Share capital	108	334

Retained earnings	185	540
Share repurchase cost	293	874
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	March 31 2024	December 31 2023
Amounts charged to:

Share capital	85	60

Retained earnings	167	90
Liability for share purchase commitment	252	150
10. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2023	(20)

Changes in fair value recognized in earnings during the year	(60)

Cash settlements – paid (received) during the year	20
Fair value outstanding at March 31, 2024	(60)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

44   2024 First Quarter   Suncor Energy Inc.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2024, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2024:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	38	72	—	110

Accounts payable	(140)	(30)	—	(170)
	(102)	42	—	(60)
During the first quarter of 2024, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At March 31, 2024, the carrying value of fixed-term debt accounted for under amortized cost was $11.3 billion (December 31, 2023 – $11.1 billion) and the fair value was $11.1 billion (December 31, 2023 – $11.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills:
During the first quarter of 2023, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited for $712 million, bringing the company’s working interest in Fort Hills to 68.76%.
During the fourth quarter of 2023, the company completed the acquisition of TotalEnergies Canada, which held the remaining 31.23% working interest in Fort Hills, for $1.468 billion before closing adjustments and other closing costs, making Suncor the sole owner of Fort Hills.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).
12. PROVISIONS
Suncor’s decommissioning and restoration provision decreased by $561 million for the three months ended March 31, 2024. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.50% (December 31, 2023 – 5.20%).
13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the three months ended March 31, 2024, the actuarial gain on employee retirement benefit plans was $399 million (net of taxes of $126 million), mainly due to an increase in the discount rate to 4.90% (December 31, 2023 – 4.60%).
2024 First Quarter   Suncor Energy Inc.   45